Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-155761
March 20, 2012

Pricing Term Sheet

Winthrop Realty Trust

9.25% Series D Cumulative Redeemable Preferred Shares of Beneficial Interest
(Liquidation Preference $25.00 per Share)

March 20, 2012

Issuer:	Winthrop Realty Trust

Security:	9.25% Series D Cumulative Redeemable Preferred Shares of Beneficial Interest (“Series D Preferred Shares”)

Number of Shares:	2,800,000 shares (3,220,000 shares if the underwriters’ over-allotment option is exercised in full)

Public Offering Price:	$25.0385 per share including accrued dividends; $70,107,800 total (not including the underwriters’ option to purchase additional shares)

Underwriting Discounts and Commissions:	$0.7875 per share; $2,205,000 total (not including the underwriters’ option to purchase additional shares)

No Maturity:
Perpetual (unless redeemed by the Issuer on or after November 28, 2016 or pursuant to its special optional redemption right, or converted by a holder in connection with a Change of Control (defined below))

Pricing Date:	March 20, 2012

Settlement Date:	March 23, 2012 (T + 3)

Liquidation Preference:	$25.00 per share, plus accrued and unpaid dividends

Dividend Rate:
9.25% per annum of the Liquidation Preference (equivalent to a fixed annual rate of $2.3125 per share).  Dividends on the Series D Preferred Shares will accrue whether or not (i) we have earnings, (ii) there are funds legally available for the payment of such dividends and (iii) such dividends are authorized or declared.

Dividend Payment Dates:	Quarterly in arrears on or about the last day of March, June, September and December of each year. The first dividend payment will be for a full quarter and paid on June 29, 2012.

Optional Redemption:
On and after November 28, 2016, the Issuer may, at its option, redeem the Series D Preferred Shares, in whole or in part, at any time or from time to time, for cash at a redemption price of $25.00 per share, plus any accrued and unpaid dividends (whether or not authorized or declared) up to but excluding the redemption date (subject to the special optional redemption right described below).

Special Optional Redemption:
Upon the occurrence of a “Change of Control”, the Issuer may, at its option, redeem the Series D Preferred Shares, in whole or in part within 120 days after the first date on which such Change of Control occurred, by paying $25.00 per share, plus any accrued and unpaid dividends to, but not including, the date of redemption. If, prior to the Change of Control Conversion Date (defined below), the Issuer exercises any of its redemption rights relating to the Series D Preferred Shares (whether the optional redemption right or the special optional redemption right), the holders of Series D Preferred Shares will not have the conversion rights described below.

Change of Control:	A “Change of Control” is when, after the original issuance of the Series D Preferred Shares, the following have occurred and are continuing:

•
the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, of beneficial ownership, directly or indirectly, through a purchase merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of the Issuer’s capital shares entitling that person to exercise more than 50% of the total voting power of all of the Issuer’s capital shares entitled to vote generally in the election of the Issuer’s trustees (except that such person will be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition); and

•
following the closing of any transaction referred to in the bullet point above, neither the Issuer nor the acquiring or surviving entity has a class of common securities (or ADRs representing such securities) listed on the NYSE, the NYSE Amex or NASDAQ or listed or quoted on an exchange or quotation system that is a successor to the NYSE, the NYSE Amex or NASDAQ.

Conversion Rights:
Upon the occurrence of a Change of Control, each holder of Series D Preferred Shares will have the right (unless, prior to the Change of Control Conversion Date, the Issuer has provided or provides notice of its election to redeem the Series D Preferred Shares) to convert some or all of the Series D Preferred Shares held by such holder on the Change of Control Conversion Date into a number of shares of the Issuer’s common shares, per share of Series D Preferred Shares to be converted, equal to the lesser of:

•
the quotient obtained by dividing (i) the sum of the $25.00 liquidation preference plus the amount of any accrued and unpaid dividends to, but not including, the Change of Control Conversion Date (unless the Change of Control Conversion Date is after a record date for a Series D Preferred Shares dividend payment and prior to the corresponding Series D Preferred Shares dividend payment date, in which case no additional amount for such accrued and unpaid dividend will be included in this sum) by (ii) the Common Share Price; and

•	5.6306 (i.e., the Share Cap), subject to certain adjustments;

subject, in each case, to provisions for the receipt of alternative consideration as described in the preliminary prospectus.

If, prior to the Change of Control Conversion Date, the Issuer has provided or provides a redemption notice, whether pursuant to its special optional redemption right in connection with a Change of Control or its optional redemption right, holders of Series D Preferred Shares will not have any right to convert Series D Preferred Shares in connection with the Change of Control Conversion Right and any Series D Preferred Shares selected for redemption that have been tendered for conversion will be redeemed on the related date of redemption instead of converted on the Change of Control Conversion Date.

The “Change of Control Conversion Date” is the date the Series D Preferred Shares are to be converted, which will be a business day that is no fewer than 20 days nor more than 35 days after the date on which the Issuer provides the required notice of the occurrence of a Change of Control to the holders of Series D Preferred Shares.

The “Common Share Price” will be (i) if the consideration to be received in the Change of Control by the holders of the Issuer’s common shares is solely cash, the amount of cash consideration per common share of the Issuer or (ii) if the consideration to be received in the Change of Control by holders of the Issuer’s common shares is other than solely cash (x) the average of the closing sale prices per common share of the Issuer (or, if no closing sale price is reported, the average of the closing bid and ask prices or, if more than one in either case, the average of the average closing bid and the average closing ask prices) for the ten consecutive trading days immediately preceding, but not including, the effective date of the Change of Control as reported on the principal U.S. securities exchange on which the Issuer’s common shares are then traded, or (y) the average of the last quoted bid prices for the Issuer’s common shares in the over-the-counter market as reported by Pink Sheets LLC or similar organization for the ten consecutive trading days immediately preceding, but not including, the effective date of the Change of Control, if the Issuer’s common shares are not then listed for trading on a U.S. securities exchange.

CUSIP/ISIN:	976391 508/US9763915082

Listing:	The Issuer intends to file a supplemental listing application with the NYSE.

Joint Book-Running Managers:	Barclays Capital Inc., Stifel, Nicolaus & Company, Incorporated and Jefferies & Company, Inc.

Joint Lead Managers:	Credit Suisse Securities (USA) LLC and KeyBanc Capital Markets Inc.

Co-Manager:	JMP Securities LLC

This communication is intended for the sole use of the person to whom it is provided by the sender.

The Issuer has filed a registration statement (including a preliminary prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at 888-603-5847, Stifel, Nicolaus & Company at 443-224-1988 or Jefferies & Company, Inc. at 201-761-7610.